

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

George Archos
Chief Executive Officer
Verano Holdings Corp.
415 North Dearborn Street, 4th Floor
Chicago, Illinois 60654

**Re: Verano Holdings Corp.
Amendment No. 3 to Registration Statement on Form 10-12G
Exhibit Nos. 2.3, 10.1, 10.2
Filed September 8, 2022
File No. 000-56342**

Dear Mr. Archos:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance